UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 27, 2019

StoneMor Partners L.P.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-32270	80-0103159
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

3600 Horizon Boulevard Trevose, PA		19053
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (215) 826-2800

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Units	STON	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

The purpose of this Current Report on Form 8-K/A is to amend the Current Report of StoneMor Partners L.P. filed on June 28, 2019 to furnish a corrected copy of Exhibit 99.1 furnished therewith.

Item 8.01	Other Events.

As previously reported, on June 27, 2019, StoneMor Partners L.P. (the “Partnership”) issued a press release announcing the consummation of debt and equity recapitalization transactions, changes to the composition to the General Partner’s board of directors and an investor call to be held on June 28, 2019 at 8:30 a.m. ET to discuss those transactions. The press release issued by the Partnership varied from the press release furnished as Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on June 28, 2019. The Partnership is filing this amendment to that report on Form 8-K to furnish the form of release that was issued by the Partnership.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit Number	Description

3.1	Third Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. dated as of June 27, 2019 (incorporated by reference to Exhibit 3.1 of Registrant’s Current Report on Form 8-K filed June 28, 2019).

10.1	Series A Preferred Unit Purchase Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., SMP SPV LLC, Star V Partners LLC, Blackwell Partners LLC –Series E, David Miller, MPF Investco 6, LLC, MPF Investco 7, LLC, MPF Investco 8, LLC, The Mangrove Partners Fund, L.P. and The Mangrove Partners Fund (Cayman Partnership), L.P. (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on Form 8-K filed June 28, 2019)

10.2	Registration Rights Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., StoneMor GP LLC, SMP SPV LLC, Star V Partners LLC, Blackwell Partners LLC –Series E, David Miller, MPF Investco 6, LLC, MPF Investco 7, LLC, MPF Investco 8, LLC, The Mangrove Partners Fund, L.P. and The Mangrove Partners Fund (Cayman Partnership), L.P. (incorporated by reference to Exhibit 10.2 of Registrant’s Current Report on Form 8-K filed June 28, 2019)

10.3	Second Amendment to Merger and Reorganization Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., StoneMor GP LLC, StoneMor GP Holdings LLC and Hans Merger Sub, LLC. (incorporated by reference to Exhibit 10.3 of Registrant’s Current Report on Form 8-K filed June 28, 2019)

10.4	Third Amendment to Voting and Support Agreement dated as of June 27, 2019 by and among StoneMor Partners L.P., StoneMor GP LLC and the unitholders of StoneMor Partners L.P. named therein. (incorporated by reference to Exhibit 10.4 of Registrant’s Current Report on Form 8-K filed June 28, 2019)

99.1*	Press Release dated June 27, 2019.

99.2	Third Amended and Restated Limited Liability Company Agreement of StoneMor GP LLC dated as of June 27, 2019. (incorporated by reference to Exhibit 99.2 of Registrant’s Current Report on Form 8-K filed June 28, 2019)

*	Furnished herewith to conform to the version of the press release actually issued by the Partnership.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2019	STONEMOR PARTNERS L.P.

	By:	StoneMor GP LLC its general partner

	By:	/s/ Garry P. Herdler
Garry P. Herdler
Senior Vice President and Chief Financial Officer